Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	2008	2009	2010	2011	2012	Nine Months Ended September 30, 2013

Net loss	$(14,025,927)	$(12,826,409)	$(26,671,857)	$(5,229,725)	$(22,414,640)	$(19,284,530)

Fixed charges:
Interest expense	-	1,960	-	-	23,708	36,513
Estimate of interest within rental expense (1)	66,517	73,521	69,144	79,333	91,830	85,375
Total fixed charges	66,517	75,481	69,144	79,333	115,538	121,888

Deficiency of earnings available to cover fixed charges	$(13,959,410)	$(12,750,928)	$(26,602,713)	$(5,150,392)	$(22,299,102)	$(19,162,642)

Ratio of earnings to fixed charges	(2)	(2)	(2)	(2)	(2)	(2)
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(1)	Used approximately 1/5 of rent expense on operating leases.

(2)
During each of these periods, our earnings were less than our fixed charges.  The amount of such deficiency was approximately $19.2 million for the nine months ended September 30, 2013, and $22.3 million, $5.2 million, $26.6 million, $12.8 million and $14.0 million for the fiscal years 2012, 2011, 2010, 2009 and 2008, respectively.